SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011 and supplemental schedule as of December 31, 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

Date: June 28, 2012	/s/ Gene Purschwitz
Gene Purschwitz
General Manager

/s/ Nilka Rivera
Nilka Rivera
Controller

/s/ Mildred Sein Hernandez
Mildred Sein Hernandez
Human Resources Manager

MICROSOFT OPERATIONS PUERTO RICO, LLC

1165(e) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND

2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011,

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010		2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011		3

Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011		4–9

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011		10

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT:

Consent of Deloitte & Touche LLP		11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Microsoft Operations Puerto Rico, LLC

1165(e) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto Rico

June 28, 2012

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
INVESTMENTS — At fair value	$4,724,537	$4,551,914

CONTRIBUTIONS RECEIVABLE:
Participants	—	10,976
Employer	—	4,814

Total contributions receivable	—	15,790

INTEREST AND OTHER RECEIVABLES	8	834

NET ASSETS AVAILABLE FOR BENEFITS	$4,724,545	$4,568,538

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Contributions:
Participants contributions	$392,602
Employer contributions	171,218
Other contributions	1,744

Total contributions	565,564

Investment income (loss):
Interest and dividends	73,471
Net depreciation in fair value of investments	(131,030)

Net investment loss	(57,559)

Total additions	508,005
DEDUCTIONS — Benefits paid to participants	351,998

INCREASE IN NET ASSETS	156,007
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,568,538

End of year	$4,724,545

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following brief description of the Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Operations Puerto Rico, LLC (the “Sponsor”). The Plan was established effective January 1, 1991. An employee may become a participant in the Plan after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Puerto Rico income tax laws. The Plan’s trustee is Banco Popular de Puerto Rico — Trust Division.

Contributions — Each year, participants may contribute up to the maximum deferral amount specified by local law. The Sponsor contributes 50% of the first 6% of the base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant’s Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and allocations of the Sponsor’s matching contributions, allocations of the Sponsor’s participant forfeitures and, Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several registered investment companies as well as Microsoft Corporation common stock as investment options for participants.

Vesting — Contributions become vested as follows:

•	Participant Contributions — Participant’s contributions and accumulated earnings vest immediately.

•	Sponsor Matching Contribution — Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsor.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant or its beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — At December 31, 2011 and 2010, forfeited nonvested accounts totaled $1,386. These accounts will be used to reduce future employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and shares of registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Microsoft Corporation common stock is valued at the closing price reported on the NASDAQ Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Administrative expenses of the Plan are paid by the Sponsor as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants, who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2011. Amounts allocated to accounts of participants withdrawing from the Plan, but have not yet been paid were approximately $26,000 at December 31, 2010.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the maximum deferral amount specified by local law. There were no such payables as of December 31, 2011 and 2010.

New Accounting Standards — The accounting standard initially adopted in 2011 is described below.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

New Accounting Standards Not Yet Effective

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques

Shares of the short-term money market fund are categorized as Level 2. They are valued at cost plus accrued interest, which approximates fair value. Units of this fund can be redeemed on a daily basis at their net asset value and have no redemption restrictions. This fund seeks to invest primarily in short-term US. Treasury securities, including repurchase agreements collateralized by US. Treasury securities.

Microsoft Corporation common stock is valued at the closing price reported on the NASDAQ Exchange, the active market on which the securities are traded, on the last business day of the Plan year. Microsoft Corporation’s common stock is categorized as Level 1.

Shares of registered investment companies, excluding money market funds, are categorized as Level 1. They are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2011 Total
Microsoft Corporation common stock	$990,634	$—	$—	$990,634

Registered investment companies:
Money market		1,400,689		1,400,689
Domestic growth	1,140,216			1,140,216
Domestic value	182,110			182,110
Domestic balance	11,438			11,438
Domestic fixed income	706,775			706,775
International equity	278,678			278,678

Total registered investment companies	2,319,217	1,400,689		3,719,906

Time deposits	13,997			13,997

Total	$3,323,848	$1,400,689	$—	$4,724,537

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2010 Total
Microsoft Corporation common stock	$1,087,122	$—	$—	$1,087,122

Registered investment companies:
Money market	1,474,406			1,474,406
Domestic growth	907,531			907,531
Domestic value	429,586			429,586
Domestic balance	4,350			4,350
Domestic fixed income	631,338			631,338
International equity	6,146			6,146

Total registered investment companies	3,453,357			3,453,357

Time deposits	11,435			11,435

Total	$4,551,914	$—	$—	$4,551,914

During the year ended December 31, 2011, the Plan recognized a transfer of investments out of Level 1 and into Level 2 of $1,400,689, as a result of the reassessment of the market inputs used to value shares of a registered investment company.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, are as follows:

	2011	2010
Federated Trust U.S. Treasury Obligations Fund	$1,400,689	$1,474,406
Microsoft Corporation common stock	990,634	1,087,122
Fidelity Advisor Equity Growth I Fund	585,138	643,668
PIMCO Total Return Adm. Fund	362,438	299,890
Vanguard Windsor II Fund	344,337	331,448
Mutual Global Discovery A Fund	269,246	261,456

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Microsoft Corporation common stock	$(75,949)
Fidelity Advisor Equit Growth I Fund	3,309
Vanguard Windsor II Fund	1,031
Columbia Small Cap A Fund	(15,807)
Mutual Global Discovery A Fund	(19,066)
PIMCO Total Return Adm. Fund	468
MFS Research International Equity A Fund	(1,303)
T Rowe Price 2050 Retirement Fund	(335)
T Rowe Price 2040 Retirement Fund	(8,454)
T Rowe Price 2030 Retirement Fund	(8,358)
T Rowe Price 2020 Retirement Fund	(3,664)
T Rowe Price 2010 Retirement Fund	(258)
T Rowe Price Growth Stock Adv. Fund	(2,652)
T Rowe Price Retirement Income	8

Net depreciation in fair value of investments	$(131,030)

5.	RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsor on behalf of the Plan. The amount paid by the Sponsor on behalf of the Plan for expenses incurred during the year ended December 31, 2011, amounted to approximately $40,000.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2011 and 2010, the Plan held 38,160 and 38,951 shares, respectively, of common stock of Microsoft Corporation, the parent company of the Sponsor, with a cost basis of $999,943 and $1,021,929, respectively. During the year ended December 31, 2011, the Plan recorded dividend income of $26,604 from Microsoft Corporation. In addition, the Plan has an interest bearing deposit with Banco Popular de Puerto Rico, the trustee for the Plan.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	INCOME TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under Puerto Rico income tax laws. The Plan and the applicable Puerto Rico income tax laws, as described in the following paragraph, have been amended since the Plan received its determination letter. However, the Sponsor and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

On January 31, 2011, a new Puerto Rico Internal Revenue Code (the “2011 PRIRC”) was enacted. The 2011 PRIRC modified rules concerning contributions limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Puerto Rico taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

* * * * * *

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

Employer ID No: 52-1646321

Plan No: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Microsoft Corporation	Common stock	**	$990,634
	Fidelity Advisor Equity Growth I Fund	Registered Investment Company	**	585,138
	Vanguard Windsor II Fund	Registered Investment Company	**	344,337
	Columbia Small Cap A Fund	Registered Investment Company	**	182,110
	Mutual Global Discovery A Fund	Registered Investment Company	**	269,246
	PIMCO Total Return Adm. Fund	Registered Investment Company	**	362,438
	MFS Research International Equity A Fund	Registered Investment Company	**	9,432
	T Rowe Price 2050 Retirement Fund	Registered Investment Company	**	6,720
	T Rowe Price 2040 Retirement Fund	Registered Investment Company	**	175,818
	T Rowe Price 2030 Retirement Fund	Registered Investment Company	**	179,855
	T Rowe Price 2020 Retirement Fund	Registered Investment Company	**	96,916
	T Rowe Price 2010 Retirement Fund	Registered Investment Company	**	8,762
	T Rowe Price Growth Stock Adv. Fund	Registered Investment Company	**	95,769
	T Rowe Price Retirement Income Fund	Registered Investment Company	**	2,676
	Federated Trust U.S. Treasury Obligations Fund	Registered Investment Company	**	1,400,689
*	Banco Popular de Puerto Rico	Time deposits, bearing interest at .20% at December 31, 2011	**	13,997

	Total			$4,724,537

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.